Exhibit (b)

MILROSE CAPITAL, LLC

SCG EXPERTS CORP.

June 17, 2026

Black Pearl Equities II, LLC

Tortuga Acquisition Sub, Inc.
901 Myrtle Avenue
Brooklyn, NY 11206

Ladies and Gentlemen:

Reference is made to that certain Agreement and Plan of Merger (the “Merger Agreement”), to be entered into among Black Pearl Equities II, LLC, a New York limited liability company (“Parent”), Tortuga Acquisition Sub, Inc., a Utah corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Selectis Health, Inc., a Utah corporation (the “Company”), dated as of the date hereof. Capitalized terms that are used but are not otherwise defined in this letter agreement (the “Debt Commitment Letter”) shall have the meanings given to them in the Merger Agreement.

This Debt Commitment Letter will confirm the commitment, subject to the conditions set forth herein, of each of the undersigned lenders (each, a “Lender” and collectively, the “Lenders”), on behalf of itself and/or one or more of its affiliated funds, to provide, on a several basis, a senior subordinated mezzanine term loan in the aggregate principal amount of $18,226,250 (the “Debt Financing”) to Merger Sub (including the Company, as successor to Merger Sub pursuant to the transactions contemplated by the Merger Agreement, the “Borrower”), upon the terms and conditions set forth in Exhibit A and Exhibit B hereto, as applicable (collectively, the “Term Sheets”). The proceeds from the Debt Financing will be used, together with other funds available to Parent, to pay the aggregate Offer Price and Merger Consideration pursuant to the Merger Agreement and to pay transaction fees and expenses related thereto, and for no other purpose.

Each Lender’s obligation to fund its applicable portion of the Debt Financing is several, and is subject to (a) the satisfaction (or waiver by Parent) of all of the conditions to Parent’s and Merger Sub’s obligations to consummate the Offer contained in the Merger Agreement; (b) the negotiation, execution and delivery of definitive documentation with respect to the Debt Financing consistent with the Term Sheets and otherwise reasonably satisfactory to the Borrower and each Lender; and (c) there having been no change, occurrence, event or development since the date hereof that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (as defined in the Merger Agreement).

Notwithstanding anything that may be expressed or implied in this Debt Commitment Letter, Parent, by its acceptance of the benefits hereof, covenants, agrees and acknowledges that no person other than the Lenders shall have any obligation hereunder and that, notwithstanding that any Lender may be a partnership or limited liability company, no recourse hereunder or under any documents or instruments delivered in connection herewith shall be had against any partner, member or manager of any Lender, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any such partner, member or manager, as such, for any obligations of any Lender under this Debt Commitment Letter or any documents or instrument delivered in connection herewith or for any claim based on, in respect of, or by reason of any such obligations or their creation.

Notwithstanding anything to the contrary contained in this Debt Commitment Letter, each Lender’s liability under this Debt Commitment Letter will be limited to the funding of its applicable portion of the Debt Financing upon and subject to the terms and conditions set forth in this Debt Commitment Letter and the applicable Term Sheet. Each Lender’s liability under this Debt Commitment Letter will be limited to a willful breach of this Debt Commitment Letter and under no circumstances will such Lender’s aggregate maximum liability hereunder for any reason exceed the total principal amount of the Debt Financing to be provided by such Lender, and such damages shall not include any special, indirect, incidental, consequential, exemplary or punitive damages or lost profits.

Each Lender’s obligation to fund the Debt Financing will terminate automatically and immediately upon the earlier to occur of (i) the funding in full of the Debt Financing and (ii) the termination of the Merger Agreement in accordance with its terms.

Each Lender represents and warrants, severally as to itself only, that: (i) such Lender has the requisite power and authority to execute and deliver this Debt Commitment Letter and to perform its obligations hereunder; (ii) this Debt Commitment Letter has been duly and validly executed and delivered by such Lender and constitutes a legal, valid and binding agreement of such Lender enforceable by Parent against such Lender in accordance with its terms (subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws affecting creditors’ rights generally and general equitable principles whether considered in a proceeding in law or in equity); (iii) the execution, delivery and performance of this Debt Commitment Letter by such Lender have been duly and validly authorized by all necessary action by such Lender and do not contravene any provision of such Lender’s organizational or governing documents or any law, regulation, rule, decree, order, judgment or contractual restriction binding on such Lender or its assets; and (iv) such Lender has, and will maintain so long as this Debt Commitment Letter remains in effect, available funds (or the ability to obtain such funds) sufficient to fund its portion of the Debt Financing.

Nothing in this Debt Commitment Letter, express or implied, is intended to or shall confer upon any person or entity (including, without limitation, the Company), other than Parent and the Lenders, any right, benefit or remedy of any nature whatsoever under or by reason of this Debt Commitment Letter or any document or instrument delivered in connection herewith.

This Debt Commitment Letter (including the Term Sheets) constitutes the sole agreement, and supersedes all prior agreements, understandings and statements, written or oral, between Parent and the Lenders with respect to the subject matter hereof, and may not be amended, and no provision herein may be waived, except by an instrument in writing signed by Parent and each Lender.

No party hereto may assign this Debt Commitment Letter without the prior written consent of the other parties hereto.

This Debt Commitment Letter shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Debt Commitment Letter and the rights and obligations arising hereunder shall be brought and determined exclusively in the Delaware Court of Chancery, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, in the United States District Court for the District of Delaware. Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Debt Commitment Letter or any of the transactions contemplated hereby in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Debt Commitment Letter, (a) any claim that it is not personally subject to the jurisdiction of the above named courts, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts and (c) to the fullest extent permitted by the applicable law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Debt Commitment Letter, or the subject matter of this Debt Commitment Letter, may not be enforced in or by such courts.

EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS DEBT COMMITMENT LETTER OR THE TRANSACTIONS CONTEMPLATED HEREBY.

This Debt Commitment Letter may be executed in one or more counterparts (including by facsimile or .pdf), each of which shall be an original, with the same effect as if the signatures thereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered (by facsimile, e-mail or otherwise) to the other parties hereto.

[Signature page follows]

[SIGNATURE PAGE TO DEBT COMMITMENT LETTER]

Very truly yours,

MILROSE CAPITAL, LLC

By:	/s/ Jacob Sod
	Name:	Jacob Sod
	Title:	Authorized Signatory

SCG EXPERTS CORP.

By:	/s/ Joel M. Epstein
	Name:	Joel M. Epstein
	Title:	Authorized Signatory

Agreed and accepted as of the date
first written above:

TORTUGA ACQUISITION SUB, INC.

By:	/s/ Abraham Schwartz
Name: Abraham Schwartz
Title: Chief Executive Officer

TERM SHEET

Exhibit A — Milrose Capital, LLC

Borrower	Tortuga Acquisition Sub, Inc.
Lender	Milrose Capital, LLC
Facility	Senior subordinated mezzanine term loan
Principal	$10,024,437.50
Term	60 months
Interest Rate	5.00% per annum
Payment Deferral	Months 1–12: no payments due
Interest Start	Month 13
Amortization	Level monthly principal & interest, Months 13–60
Monthly Payment	Approx. $230,856
Origination Fee	None
Equity Kicker	Warrants for 10.0% of fully-diluted equity, in lieu of origination fee
Prepayment	Permitted; equity kicker survives
Events of Default	Customary

Exhibit B — SCG Experts Corp.

Borrower	Tortuga Acquisition Sub, Inc.
Lender	SCG Experts Corp.
Facility	Senior subordinated mezzanine term loan
Principal	$8,201,812.50
Term	60 months
Interest Rate	5.00% per annum
Payment Deferral	Months 1–12: no payments due
Interest Start	Month 13
Amortization	Level monthly principal & interest, Months 13–60
Monthly Payment	Approx. $188,882
Origination Fee	None
Equity Kicker	Warrants for 5.00% of fully-diluted equity, in lieu of origination fee
Prepayment	Permitted; equity kicker survives
Events of Default	Customary